Exhibit 6

ICTS INTERNATIONAL N.V.

And All Subsidiaries

(collectively "ICTS")

ICTS INTERNATIONAL N.V.

CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION

We are committed to maintaining the highest standards of business conduct and ethics. This ICTS International N.V and subsidiaries (“ICTS”) Code of Business Conduct and Ethics (the "Code") reflects the business practices and principles of behavior that support this commitment. This Code is intended to comply with the provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Act”). We expect every executive and manager, employee officer, Managing Director and Supervisory Director of ICTS and each of its subsidiaries to read and understand the Code and its application to the performance of his or her business responsibilities. References in the Code to employees are intended to cover officers and, as applicable, Management Directors Supervisory Directors as well as chief financial officer (“Principal Financial Officer”) (the management directors, principal executive officers and principal financial officer collectively, the “406 Officers” as referred to in the Act) are bound by these Business Conduct Guidelines, including those provisions that relate to ethical conduct, conflicts of interest and compliance with applicable laws. The 406 Officers hold an important and elevated role in corporate governance in that they are uniquely capable and empowered to ensure that all shareholders’ interests are appropriately balanced, protected and preserved. Therefore, in addition to the broad and comprehensive codes of ethical conduct set forth in the ICTS Business Conduct Guidelines, the 406 Officers shall be subject to the additional conduct guidelines continued on Section 18 hereof.

Officers, managers and other supervisors are expected to develop in employees a sense of commitment to the spirit, as well as the letter, of the Code. Supervisors are also expected to ensure that all agents and contractors conform to Code standards when working for or on behalf of ICTS. Nothing in the Code alters the terms of employment between an individual employee and ICTS.

The Code cannot possibly describe every practice or principle related to honest and ethical conduct. The Code addresses conduct that is particularly important to proper dealings with the people and entities with whom we interact, but reflects only a part of our commitment.

Action by members of your immediate family, significant others or other persons who live in your household also may potentially result in ethical issues to the extent that they involve ICTS business. For example, acceptance of inappropriate gifts by a family member from one of our suppliers could create a conflict of interest and result in a Code violation attributable to you. Consequently, in complying with the Code, you should consider not only your own conduct, but also that of your immediate family members, significant others and other persons who live in your household.

The integrity and reputation of ICTS depends on the honesty, fairness and integrity brought to the job by each person associated with us. It is the responsibility of each employee to apply common sense, together with his or her own highest personal ethical standards, in making business decisions where there is no stated guideline in the Code. Unyielding personal integrity is the foundation of corporate integrity.

YOU SHOULD NOT HESITATE TO ASK QUESTIONS ABOUT WHETHER ANY CONDUCT MAY VIOLATE THE CODE, VOICE CONCERNS OR CLARIFY GRAY AREAS. SECTION 17 BELOW DETAILS THE COMPLIANCE RESOURCES AVAILABLE TO YOU. IN ADDITION, YOU SHOULD BE ALERT TO POSSIBLE VIOLATIONS OF THE CODE BY OTHERS AND REPORT SUSPECTED VIOLATIONS, WITHOUT FEAR OF ANY FORM OF RETALIATION, AS FURTHER DESCRIBED IN SECTION 17.

Violations of the Code will not be tolerated. Any employee who violates the standards in the Code may be subject to disciplinary action, up to and including termination of employment or summary dismissal (“ontslag op staande voet”) and, in appropriate cases, civil legal action or referral for criminal prosecution.

LEGAL COMPLIANCE

Obeying the law, both in letter and in spirit, is the foundation of this Code. Our success depends upon each employee's operating within legal guidelines and cooperating with local, national and international authorities. It is therefore essential that you understand the legal and regulatory requirements applicable to your business unit and area of responsibility. While we do not expect you to memorize every detail of these laws, rules and regulations, we want you to be able to determine when to seek advice from others. If you do have a question in the area of legal compliance, it is important that you not hesitate to seek answers from your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee of the Supervisory Board (the "Audit Committee", as further described in Section 18).

Disregard of the law will not be tolerated. Violation of domestic or foreign laws, rules and regulations may subject an individual, as well as ICTS, to civil and/or criminal penalties. You should be aware that conduct and records, including emails, are subject to internal and external audits, and to inspection by third parties in the event of a government investigation or civil litigation. It is in everyone's best interests to know and comply with our legal and ethical obligations.

1. INSIDER TRADING

Employees who have access to confidential (or "inside") information are not permitted to use or share that information for stock trading purposes or for any other purpose except to conduct our business. All non-public information about ICTS or about companies with which we do business is considered confidential information. To use material non-public information in connection with buying or selling securities, including "tipping" others who might make an investment decision on the basis of this information, is not only unethical, it is illegal. Employees must exercise the utmost care when handling material inside information. We have adopted a separate Insider Trading Policy which you should consult for more specific information on the definition of "material inside information" and on buying and selling our securities or securities of companies with which we do business.

2. DISCRIMINATION AND HARASSMENT

The diversity of ICTS's employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. In addition, retaliation against individuals for raising claims of discrimination or harassment is prohibited.

3. CONFLICTS OF INTEREST

A "conflict of interest" occurs when an individual's personal interest may interfere in any way with the performance of his or her duties or the best interests of ICTS. A conflicting personal interest could result from an expectation of personal gain now or in the future or from a need to satisfy a prior or concurrent personal obligation. We expect our employees to be free from influences that conflict with the best interests of ICTS. Even the appearance of a conflict of interest where none actually exists can be damaging and should be avoided. Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest are prohibited unless specifically authorized as described below.

If you have any questions about a potential conflict or appearance of conflict or if you become aware of an actual or potential conflict or appearance of a conflict, and you are not an officer or director of ICTS, you should discuss the matter with your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee. Supervisors may not authorize conflict of interest matters without first seeking the approval of a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee and filing with a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee a written description of the authorized activity. If the supervisor is involved in the potential or actual conflict, you should discuss the matter directly with a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee.

No loans to, or guarantees of obligations of, employees or their Family Members by ICTS are permitted.

4. HEALTH AND SAFETY

ICTS strives to provide a safe and healthy work environment. Each of us shares the responsibility for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries, unsafe equipment and any other unsafe practices or conditions to his/her supervisor or the Principal Financial Officer. Further, misusing controlled substances or selling, manufacturing, distributing, possessing, using or misusing controlled substances, or being under the influence of illegal drugs on the job is absolutely prohibited.

5. INTERNATIONAL BUSINESS LAWS

Our employees are expected to comply with the applicable laws in all countries to which they travel, in which they operate and where we otherwise do business, including laws prohibiting bribery, corruption or the conduct of business with specified individuals, companies or countries.

The fact that in some countries certain laws are not enforced or that violation of those laws is not subject to public criticism will not be accepted as an excuse for noncompliance. In addition, we expect employees to comply with certain U.S. and applicable foreign laws, rules and regulations governing the conduct of business by its citizens and corporations outside the U.S.

These U.S. laws, rules and regulations, which extend to all our activities outside the U.S., include but are not limited to:

The Foreign Corrupt Practices Act, which prohibits directly or indirectly giving anything of value to a government official to obtain or retain business or favorable treatment, and requires the maintenance of accurate books of account, with all company transactions being properly recorded;

U.S. Embargoes or Sanctions Programs, which restrict or, in some cases, prohibit companies, their subsidiaries and certain employees from trading with, investing in or traveling to certain countries identified on a list that changes periodically (including, for example, Angola (partial), Burma (partial), Cuba, Iran, Liberia, North Korea, Sudan, Syria and Zimbabwe), specific companies or individuals, or being involved in specific activities such as certain diamond trading and proliferation activities;

Export Controls, which prohibit or restrict the export of goods, services and technology to designated countries, denied persons or denied entities from the U.S., the re-export of U.S. origin goods from the country of original destination to such designated countries, and the export of foreign origin goods made with U.S. technology; and

Antiboycott Compliance, which prohibits U.S. companies from taking any action that has the effect of furthering or supporting a restrictive trade practice or boycott that is fostered or imposed by a foreign country against a country friendly to the U.S. or against any U.S. person, and requires the reporting of any boycott receipts.

If you have a question as to whether an activity is restricted or prohibited, seek assistance before taking any action, including giving any verbal assurances that might be regulated by international laws.

6. CORPORATE OPPORTUNITIES

You may not take personal advantage of opportunities that are presented to you or discovered by you as a result of your position with us or through your use of corporate property or information, unless authorized by your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee. Even opportunities that are acquired privately by you may be questionable if they are related to our existing or proposed lines of business. Participation in an investment or outside business opportunity that is related to our existing or proposed lines of business must be pre-approved. You cannot use your position with us or corporate property or information for improper personal gain, nor can you compete with us in any way.

7. MISUSE OF COMPANY COMPUTER EQUIPMENT

You may not, while acting on behalf of ICTS or while using our computing or communications equipment or facilities, either:

access the internal computer system (also known as "hacking") or other resource of another entity without express written authorization from the entity responsible for operating that resource; or

commit any unlawful or illegal act, including harassment, libel, fraud, sending of unsolicited bulk email (also known as "spam") in violation of applicable law, trafficking in contraband of any kind, or espionage.

If you receive authorization to access another entity's internal computer system or other resource, you must make a permanent record of that authorization so that it may be retrieved for future reference, and you may not exceed the scope of that authorization.

Unsolicited bulk email is regulated by law in a number of jurisdictions. If you intend to send unsolicited bulk email to persons outside of ICTS, either while acting on our behalf or using our computing or communications equipment or facilities, you should obtain prior approval from your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee.

All data residing on or transmitted through our computing and communications facilities, including email and word processing documents, is the property of ICTS and subject to inspection, retention and review by ICTS in accordance with applicable law.

8. ENVIRONMENT COMPLIANCE

The laws of the various jurisdictions where we do business can impose criminal liability on any person or company that contaminates the environment with any hazardous substance that could cause injury to the community or environment. Violation of environmental laws can be a criminal offense and can involve monetary fines and imprisonment. We expect employees to comply with all applicable environmental laws.

It is our policy to conduct our business in an environmentally responsible way that environmental impacts. We are committed to minimizing and, if possible, eliminating the use of any substance or material that may cause environmental damage, reducing waste generation and disposing of all waste through safe and responsible methods, minimizing environmental risks by employing safe technologies and operating procedures, and being prepared to respond appropriately to accidents and emergencies.

9. MAINTENANCE OF CORPORATE BOOKS, RECORDS, DOCUMENTS AND ACCOUNTS; FINANCIAL INTEGRITY; PUBLIC REPORTING

ICTS is committed to producing full, fair, accurate, timely and understandable disclosure in reports and documents that it files with, or submits to, the United States Securities and Exchange Commission (the "SEC") and other regulators. Accordingly, ICTS requires honest and accurate recording and reporting of information. All of ICTS's books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect ICTS's transactions and must conform both to applicable legal requirements and to ICTS's system of internal controls. By way of example, unrecorded or "off the books" funds or assets should not be maintained, only the true and actual number of hours should be reported, and business expense accounts must be documented and recorded accurately.

Business records and communications sometimes become public.  Accordingly, we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that may be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to ICTS's record retention policies. Inappropriate access or modifications to, or unauthorized destruction of, accounting or other business records is prohibited. These prohibitions apply to all business records and data, regardless of whether such data and records are in written form or electronically stored.

10. FAIR DEALING

We seek to outperform our competition fairly and honestly. We seek competitive advantages though superior performance and never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner's consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each director, officer and employee should endeavor to respect the rights of and deal fairly with ICTS's customers, suppliers, competitors and employees. No unfair advantage should be taken of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

11. GIFTS AND ENTERTAINMENT

Business entertainment and gifts are meant to create goodwill and sound working relationships and not to gain improper advantage with customers or facilitate approvals from government officials. Unless express permission is received from a supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee, entertainment and gifts cannot be offered, provided or accepted by any employee unless consistent with customary business practices and not (a) excessive in value, (b) in cash, (c) susceptible of being construed as a bribe or kickback or (d) in violation of any laws. This principle applies to our transactions everywhere in the world, even where the practice is widely considered "a way of doing business." Under some statutes, such as the U.S. Foreign Corrupt Practices Act (further described in Section 5), giving anything of value to a government official to obtain or retain business or favorable treatment is a criminal act subject to prosecution and conviction. Discuss with your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee any proposed entertainment or gifts if you are uncertain about their appropriateness.

12. COMPETITION LAW

The European competition rules are supplemented in The Netherlands by national rules set out in the Competition Act ("Mededingingswet"). This Act is applicable in parallel with the European competition rules.

The Competition Act prohibits all agreements between undertakings, decisions by associations of undertakings and concerted practices of undertakings which have as their object or effect the prevention, restriction or distortion of competition within the Dutch market, or a part of such market. Such agreements may for instance directly or indirectly fix purchase or selling prices or any other trading conditions; limit or control production, markets, technical development, or investment; share markets or sources of supply. This list is not limitative.

Undertakings are also prohibited from abusing a dominant position through exclusionary, discriminatory or exploitative practices.

Antitrust laws in the United States are designed to protect the competitive process. These laws generally prohibit:

agreements, formal or informal, with competitors that harm competition or customers, including price fixing and allocations of customers, territories or contracts;

agreements, formal or informal, that establish or fix the price at which a customer may resell a product; and

the acquisition or maintenance of a monopoly or attempted monopoly through anti-competitive conduct.

Certain kinds of information, such as pricing, production and inventory, should not be exchanged with competitors, regardless of how innocent or casual the exchange may be and regardless of the setting, whether business or social.

Certain transactions require prior approval from the Dutch (or European) competition authority. They include transactions whereby two or more undertakings merge, or set up a joint venture, or an undertaking acquires control over another, subject to a number of minimum turnover criteria.

Undertakings and their (de facto) managers can be fined for infringing the competition rules. Undertakings can be fined up to 10% of the annual group worldwide turnover and (de facto) managers can be fined up to € 450,000. Fines can also be imposed when undertakings do not cooperate with the Dutch competition authority.

The above is merely a general outline of the competition rules, for more information and specific guidelines regarding competition law, please ask a supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee of the Supervisory Board.

13. PROTECTION AND PROPER USE OF COMPANY ASSETS

All employees are expected to protect our assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on our profitability. Our property, such as office supplies, computer equipment, buildings, and products, are expected to be used only for legitimate business purposes, although incidental personal use may be permitted. Employees should be mindful of the fact that we can retain the right to access, review, monitor and disclose any information transmitted, received or stored using our electronic equipment, with or without an employee's or third party's knowledge, consent or approval. Any misuse or suspected misuse of our assets must be immediately reported to your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee.

14. CONFIDENTIALITY

One of our most important assets is our confidential information. Employees who have received or have access to confidential information should take care to keep this information confidential. Confidential information may include business, technical, marketing, and service plans, financial information, product specifications or architecture, source codes, engineering, and manufacturing ideas, designs, databases, customer lists, pricing strategies, personnel data, personally identifiable information pertaining to our employees, customers or other individuals (including, for example, names, addresses, telephone numbers and social security numbers), and similar types of information provided to us by our customers, suppliers and partners. This information may be protected by privacy, patent, trademark, copyright and trade secret laws.

You should also take care not to inadvertently disclose confidential information. Materials that contain confidential information, such as memos, notebooks, computer disks and laptop computers, should be stored securely. Unauthorized posting or discussion of any information concerning our business, information or prospects on the Internet is prohibited. You may not discuss our business, information or prospects in any "chat room," regardless of whether you use your own name or a pseudonym. Be cautious when discussing sensitive information in public places like elevators, airports, restaurants and "quasi-public" areas within ICTS, such as cafeterias. All ICTS emails, voicemails and other communications are presumed confidential and should not be forwarded or otherwise disseminated outside of ICTS, except where required for legitimate business purposes.

During the employment as well as after its termination the employee shall treat as strictly confidential and not disclose to third parties, whether directly or indirectly, in any form or manner whatsoever, any information which has come to his/her knowledge regarding the business and interests of ICTS and/or affiliated companies and  businesses and/or its customers and other business relations, all this in the broadest sense, unless the discharge of his/her duties under the employment requires the disclosure of such information to third parties on a need-to-know basis.

In the event that the employee is suspended and upon termination of his/her employment the employee shall at ICTS's first request to that effect surrender to ICTS all property of ICTS in his/her possession as well as all documents which in any way whatever relate to ICTS and/or affiliated companies and/or its customers and other business relations, all this in the broadest sense, as well as all copies of such documents (whether or not recorded on data carriers) and property.

In addition to the above responsibilities, if you are handling information protected by any privacy policy published by us, such as our website privacy policy, then you must handle that information solely in accordance with the applicable policy.

15. MEDIA/PUBLIC DISCUSSIONS

It is our policy to disclose material information concerning ICTS to the public only through specific limited channels to avoid inappropriate publicity and to ensure that all those with an interest in the company will have equal access to information. All inquiries or calls from the press and financial analysts should be referred to a Principal Financial Officer.

16. WAIVERS

There will be no waivers of this Code unless an exception is made in accordance with Section 18 of this Code.

17. COMPLIANCE STANDARDS AND PROCEDURES

Compliance Resources

Your most immediate resource for any matter related to the Code is your supervisor. He or she may have the information you need, or may be able to refer the question to another appropriate source. There may, however, be times when you prefer not to go to your supervisor. In these instances, you should feel free to discuss your concern with a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee.

Clarifying Questions and Concerns; Reporting Possible Violations

If you encounter a situation or are considering a course of action and its appropriateness is unclear, discuss the matter promptly with your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee; even the appearance of impropriety can be very damaging and should be avoided.

If you are aware of a suspected or actual violation of Code standards by others, you have a responsibility to report it. You are expected to promptly provide a compliance resource with a specific description of the violation that you believe has occurred, including any information you have about the persons involved and the time of the violation. Whether you choose to speak with your supervisor, a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee, you should do so without fear of any form of retaliation. We will take prompt disciplinary action against any employee who retaliates against you, up to and including termination of employment.

Supervisors must promptly report any complaints or observations of Code violations to a Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee. A Principal Financial Officer, the General Counsel or the Chairperson of the Audit Committee will investigate all reported possible Code violations promptly and with the highest degree of confidentiality that is possible under the specific circumstances. Your cooperation in the investigation will be expected.

IF THE INVESTIGATION INDICATES THAT A VIOLATION OF THE CODE HAS PROBABLY OCCURRED, WE WILL TAKE SUCH ACTION AS WE BELIEVE TO BE APPROPRIATE UNDER THE CIRCUMSTANCES. IF WE DETERMINE THAT AN EMPLOYEE IS RESPONSIBLE FOR A CODE VIOLATION, HE OR SHE WILL BE SUBJECT TO DISCIPLINARY ACTION UP TO, AND INCLUDING, TERMINATION OF EMPLOYMENT OR SUMMARY DISMISSAL (“ONTSLAG OP STAANDE VOET”) AND, IN APPROPRIATE CASES, CIVIL ACTION OR REFERRAL FOR CRIMINAL PROSECUTION. APPROPRIATE ACTION MAY ALSO BE TAKEN TO DETER ANY FUTURE CODE VIOLATIONS.

18. SECTION 406 OFFICERS

a)
The Section 406 Officers shall supervise the implementation of measures that are designed to ensure that information disclosed in reports and documents filed with or submitted to the Securities and Exchange Commission, or contained in other public communications made by ICTS, is full, fair, accurate, complete, timely and understandable.

b)
The Section 406 Officers shall promptly bring to the attention of the Audit Committee of the ICTS's Supervisory Board any material information of which he or she may become aware that could affect the disclosures made by ICTS in its public filings.

c)
The Section 406 Officers shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (i) significant deficiencies in the design or operation of internal controls which could adversely affect ICTS ability to record, process, summarize and report financial data or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in ICTS’s financial reporting, disclosures or internal controls.

d)
The Section 406 Officers shall promptly bring to the attention of ICTS’s Corporate Compliance Officer and to the Audit Committee any information he or she may have concerning any violation of this Code of Ethics or ICTS’s Business Conduct Guidelines by any director, officer or other employee of the Company.

e)
The Section 406 Officers shall promptly bring to the attention of the Corporate Compliance Officer and to the Audit Committee any material transaction or relationship that arises and of which he or she becomes aware that reasonably could be expected to give rise to an actual or apparent conflict of interest between a director or senior officer of ICTS, on the one hand, and ICTS, on the other. Any failure of a Section 406 Officer to observe the terms of this Code of Ethics or the Business Conduct Guidelines may result in appropriate disciplinary action that shall be designed to deter wrongdoing and to promote accountability to this Code of Ethics and the Business Conduct Guidelines.

The Audit Committee shall be responsible for recommending to the ICTS’s Supervisory Board whether and on what terms to grant to any Section 406 Officer a waiver of this Code of Ethics or the Business Conduct Guidelines. The decision to grant to any Section 406 Officer a waiver of this Code of Ethics or the Business Conduct Guidelines shall be made by the Supervisory Board and shall be promptly disclosed to the public and ICTS’s shareholders in accordance with applicable law and listing standards.